SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)
TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

CABLEVISION SYSTEMS CORPORATION
(Name of Issuer)
CABLEVISION SYSTEMS CORPORATION
CENTRAL PARK HOLDING COMPANY, LLC
CENTRAL PARK MERGER SUB, INC.
CHARLES F. DOLAN, JAMES L. DOLAN, PATRICK F. DOLAN, THOMAS C. DOLAN, KATHLEEN M. DOLAN, DEBORAH A. DOLAN-SWEENEY, MARIANNE DOLAN WEBER, DOLAN GRANDCHILDREN TRUST, DC JAMES TRUST, DC PATRICK TRUST, DC THOMAS TRUST, DC KATHLEEN TRUST, DC DEBORAH TRUST, DC MARIANNE TRUST, CFD TRUST NO. 1., CFD TRUST NO. 2, CFD TRUST NO. 3, CFD TRUST NO. 4, CFD TRUST NO. 5, CFD TRUST NO. 6, TARA DOLAN 1989 TRUST, CHARLES DOLAN 1989 TRUST, RYAN DOLAN 1989 TRUST, AND CHARLES F. DOLAN 2001 FAMILY TRUST
(Names of Person(s) Filing Statement)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

12686C-10-9
(CUSIP Number of Class of Securities)

Victoria D. Salhus
Senior Vice President,
Deputy General Counsel and Secretary
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714
Telephone: (516) 803-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Richard D. Bohm Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 Telephone: (212) 909-6000	Daniel Rubino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 Telephone: (212) 728-8000
John P. Mead
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction ☐.
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$8,921,779,320.56	$273,898.63

*	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $36.26 and 236,981,006 (which represents the total number of shares of Cablevision common stock outstanding as of June 25, 2007, less 57,158,425 shares owned by the Dolan Family Continuing Investors, which will be delivered to Central Park Holding Company, LLC immediately prior to the effective time of the merger and cancelled with no merger consideration being paid thereon), plus (b) $147,655,377 expected to be paid in connection with the cancellation of outstanding options, (c) $16,095,338 to be paid in connection with the cancellation of outstanding stock appreciation rights (d) $3,445,570 expected to be paid in connection with cancellation of outstanding restricted stock units, and (e) $161,651,758 expected to be paid in connection with cancellation of shares of restricted stock (the “Total Consideration”). In all cases the shares have been valued at $36.26 per share. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.00003070 by the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$273,898.63
Filing Party:	Cablevision Systems Corporation
Form or registration No.:	Schedule 14A
Date Filed:	June 28, 2007

INTRODUCTION
     This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Cablevision Systems Corporation, a Delaware corporation (“Cablevision”), Central Park Holding Company, LLC, a Delaware limited liability company (“Parent”), Central Park Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Charles F. Dolan (Cablevision’s Chairman) and James L. Dolan (Cablevision’s Chief Executive Officer) and certain other members of their family and trusts and other entities owned by them or for their benefit (collectively the “Dolan Family Continuing Investors”) in connection with the Agreement and Plan of Merger, dated as of May 2, 2007, as may be amended from time to time, among Cablevision, Parent and Merger Sub. Cablevision, Parent, Merger Sub and the Dolan Family Continuing Investors are referred to herein as the “Filing Persons.” If the merger agreement and a proposal to amend Cablevision’s certificate of incorporation are approved by Cablevision’s stockholders, Merger Sub will merge with and into Cablevision, with Cablevision continuing as the surviving corporation. Prior to the merger, the Dolan Family Continuing Investors will exchange all of their shares of Cablevision common stock for equity interests in Parent, which wholly owns Merger Sub. In the merger, each outstanding share of Cablevision Class A common stock (other than shares held by the Dolan Family Continuing Investors, Cablevision, any wholly-owned subsidiary of Cablevision, Parent, any subsidiary of Parent, and stockholders who have perfected their dissenters’ rights under Delaware law) will be converted into the right to receive the merger consideration of $36.26 per share in cash, without interest. In the merger, each outstanding option and stock appreciation right with respect to Cablevision common stock granted to Cablevision employees and directors under Cablevision’s employee stock plan will be cancelled. In exchange for such cancellation, the holders will receive in respect of each option and stock appreciation right a cash payment equal to the excess of $36.26 over the per share exercise price of such option or right for each share of Cablevision common stock covered by such option or right. Each restricted share issued and outstanding under Cablevision’s employee stock plan will convert in the merger into the right to receive $36.26 in respect of each such restricted share, subject to the vesting, payment and other terms of the employee stock plan and the relevant award. Restricted stock units outstanding under the non-employee director stock plan will convert in the merger into the right to receive $36.26 in respect of each restricted stock unit, subject to the payment and other terms of the non-employee director stock plan.
     Concurrently with the filing of this Schedule 13E-3, Cablevision is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the Cablevision board of directors will be soliciting proxies from stockholders of Cablevision in connection with the merger. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto.
     All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement other than information concerning Parent and its affiliates other than Cablevision has been supplied by Cablevision. All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement concerning Parent and its affiliates other than Cablevision has been supplied by or on behalf of Parent. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth under the caption “Summary Term Sheet” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 2. Subject Company Information
Regulation M-A Item 1002

(a)	The name of the subject company is Cablevision Systems Corporation, a Delaware corporation. Cablevision’s executive offices are located at 1111 Stewart Avenue, Bethpage, New York 11714. Its telephone number is (516) 803-2300.

(b)	The class of securities to which this Schedule 13E-3 relates is the Class A common stock, par value $0.01 per share, of which 230,872,755 shares were issued and outstanding as of June 25, 2007.

(c)–(d)	The information set forth under the caption “Common Stock Market Price and Dividend Information” in the

Preliminary Proxy Statement is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth under the caption “Certain Purchases and Sales of Cablevision Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003

(a)–(b)	The information set forth under the captions “Information Concerning Cablevision,” “Directors and Executive Officers of Cablevision,” “Information Concerning Parent and Merger Sub” and “Directors and Executive Officers of Parent and Merger Sub” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the caption “Directors and Executive Officers of Cablevision” in the Preliminary Proxy Statement is incorporated herein by reference. Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each of the Dolan Family Continuing Investors. During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen.

Name	Business Address	Employment History
Charles F. Dolan	Cablevision Systems Corporation 1111 Stewart Avenue Bethpage, New York 11714	Director since 1985. Chairman of Cablevision since 1985. Chief Executive Officer of Cablevision from 1985 to October 1995. Founded and acted as the General Partner of Cablevision’s predecessor from 1973 until 1985. Established Manhattan Cable Television in 1961 and Home Box Office in 1971.

James L. Dolan	Cablevision Systems Corporation 1111 Stewart Avenue Bethpage, New York 11714	Director since 1991. President of Cablevision since June 1998. Chief Executive Officer of Cablevision since October 1995. Chairman of Madison Square Garden since October 1999. Chief Executive Officer of Rainbow Media Holdings, Inc., a subsidiary of Cablevision, from September 1992 to October 1995. Vice President of Cablevision from 1987 to September 1992.

Patrick F. Dolan	Cablevision Systems Corporation 1111 Stewart Avenue Bethpage, New York 11714	Director since 1991. President of News 12 Networks of Cablevision since February 2002. Vice President of News 12 Networks from September 1995 to February 2002. News Director of News 12 Long Island, a subsidiary of Cablevision, from December 1991 to September 1995.

Thomas C. Dolan	Cablevision Systems Corporation 1111 Stewart Avenue Bethpage, New York 11714	Director since May 2007. Executive Vice President and Chief Information Officer of Cablevision since October 2001; on an unpaid leave of absence since May 2005. Senior Vice President and Chief Information Officer of Cablevision from February

Name	Business Address	Employment History
1996 to October 2001. Vice President and Chief Information Officer of Cablevision from July 1994 to February 1996. General manager of Cablevision’s East End Long Island cable system from November 1991 to July 1994. System Manager of Cablevision’s East End Long Island cable system from August 1987 to October 1991. He also served as a Director of Cablevision from March 1998 to May 2005.

Kathleen M. Dolan	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	Ms. Dolan has not been employed in the past five years.

Deborah A. Dolan-Sweeney	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	Ms. Dolan-Sweeney has not been employed in the past five years.

Marianne Dolan Weber	Cablevision Systems Corporation 1111 Stewart Avenue Bethpage, New York 11714	Director since 2005. President of Dolan Family Foundation from 1986 to September 1999 and Chairman since September 1999. Manager of Dolan Family Office, LLC since 1997.

Kathleen Dolan, as a Trustee of the Dolan Grandchildren Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust
	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	N/A

Paul J. Dolan, as a Trustee of the Dolan Grandchildren Trust, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	N/A

Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	N/A

Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	N/A

Name	Business Address	Employment History
Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	N/A

David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797	N/A
Item 4. Terms of the Transaction
Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth under the caption “Summary Term Sheet” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(ii)	The information set forth under the captions “Summary Term Sheet—Effects of the Merger” and “Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(iii)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors—Opinions of Financial Advisors,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger” and “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(iv)	The information set forth under the captions “Summary Term Sheet—Required Vote; Voting Agreement” and “The Special Meeting—Vote Required; How Shares are Voted” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(v)	The information set forth under the captions “Summary Term Sheet—Effects of the Merger,” “Summary Term Sheet—Continued Investment by Certain Members and Affiliates of the Dolan Family,” “Special Factors—Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger” and “Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(vi)	The information set forth under the caption “Special Factors—Accounting Treatment of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(vii)	The information set forth under the captions “Summary Term Sheet—Tax Consequences” and “Special Factors—Material United States Federal Income Tax Considerations” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Special Factors—Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger” and “Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary Term Sheet—Appraisal Rights” and “Special Factors—Appraisal Rights of Stockholders” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005

(a)	None.

(b)–(c)	The information set forth under the captions “Summary Term Sheet—Continued Investment by Certain Members and Affiliates of the Dolan Family,” Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger—Dolan Family Continuing Investors’ Investment in Cablevision” and “Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the captions “Summary Term Sheet—Continued Investment by Certain Members and Affiliates of the Dolan Family,” “Summary Term Sheet—Required Vote; Voting Agreement,” “Summary Term Sheet—Guarantee,” “Special Factors—Structure and Steps of the Merger—Exchange Agreement,” “Special Factors—Structure and Steps of the Merger—Voting Agreement,” “Special Factors—Financing of the Merger,” “The Merger Agreement—Guarantee” and “Security Ownership of Certain Beneficial Owners and Management” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 6. Purpose of the Transaction and Plans or Proposals
Regulation M-A Item 1006

(b)	The information set forth under the captions “Summary Term Sheet—Effects of the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger—Dolan Family Continuing Investors’ Investment in Cablevision” and “Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)(1)–(8)	The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Structure and Steps of the Merger,” “Special Factors—Financing of the Merger” and “The Merger Agreement” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013

(a)	The information set forth under the captions “Summary Term Sheet—Effects of the Merger,” “Summary Term Sheet—Continued Investment by Certain Members and Affiliates of the Dolan Family,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger,” “Special Factors—Effects of the Merger” and “Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)	The information set forth under the captions “Summary Term Sheet—Effects of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger,” “Special Factors—Effects of the Merger” and “Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Summary Term Sheet—Effects of the Merger,” “Summary Term Sheet—Continued Investment by Certain Members and Affiliates of the Dolan Family,” “Special Factors—Background of the Merger,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger” and “Special Factors—Interests of Certain Persons in the Merger—Dolan Family Continuing Investors’ Investment in

Cablevision” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary Term Sheet—Effects of the Merger,” “Summary Term Sheet—Tax Consequences,” “Special Factors—Background of the Merger,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Effects of the Merger on Cablevision’s Net Book Value and Net Loss,” “Special Factors—Interests of Certain Persons in the Merger—Options and Restricted Stock,” “Special Factors—Interests of Certain Persons in the Merger—Dolan Family Continuing Investors’ Investment in Cablevision,” “Special Factors—Material United States Federal Income Tax Considerations” and “Special Factors—Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 8. Fairness of the Transaction
Regulation M-A Item 1014

(a)–(b)	The information set forth under the captions “Summary Term Sheet—Recommendations,” “Summary Term Sheet—Opinions of Financial Advisors,” “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors—Opinions of Financial Advisors,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Effects of the Merger on Cablevision’s Net Book Value and Net Loss” and “Special Factors—Interests of Certain Persons in the Merger” and in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Summary Term Sheet—Required Vote; Voting Agreement” and “The Special Meeting—Vote Required; How Shares are Voted” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary Term Sheet—Opinions of Financial Advisors,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors—Opinions of Financial Advisors,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger,” “Special Factors—Effects of the Merger” and “Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Reasons of Dolan Family Continuing Investors for the Merger” and “Special Factors—Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	The information set forth under the caption “Special Factors—Background of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015

(a)–(c)	The information set forth under the captions “Summary Term Sheet—Opinions of Financial Advisors,” “Special Factors—Background of the Merger,” “Special Factors—Opinions of Financial Advisors,” “Special Factors—Effects of the Merger,” “Special Factors—Estimated Fees and Expenses” and “Additional Information” in the Preliminary Proxy Statement is incorporated herein by reference. The written opinions of Lehman Brothers and Morgan Stanley, each dated May 2, 2007, are attached to the Preliminary Proxy Statement as Annex C and Annex D, respectively, and are incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration
Regulation M-A Item 1007

(a)–(b)	The information set forth under the caption “Special Factors—Financing of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Summary Term Sheet—Expenses,” “Special Factors—Estimated Fees and Expenses” and “The Merger Agreement—Termination Expenses” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Special Factors—Opinions of Financial Advisors,” “Special Factors—Financing of the Merger” and “Special Factors—Accounting Treatment of the Merger” in the Preliminary Proxy Statement is hereby incorporated by reference.
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008

(a)–(b)	The information set forth under the captions “Special Factors—Effects of the Merger on Cablevision’s Net Book Value and Net Loss,” “Special Factors—Interests of Certain Persons in the Merger—Dolan Family Continuing Investors’ Investment in Cablevision,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Purchases and Sales of Cablevision Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 12. Solicitation or Recommendation
Regulation M-A Item 1012

(d)–(e)	The information set forth under the captions “Summary Term Sheet—Recommendations,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors—Position of Dolan Family Continuing Investors as to the Fairness of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “Special Factors—Structure and Steps of the Merger” and “The Special Meeting—Vote Required; How Shares Are Voted” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 13. Financial Information
Regulation M-A Item 1010

(a)	The information set forth under the captions “Selected Historical Consolidated Financial Data” and “Special Factors—Effects of the Merger on Cablevision’s Net Book Value and Net Loss” in the Preliminary Proxy Statement is incorporated herein by reference. Cablevision’s Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 is incorporated herein by reference.

(b)	Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009

(a)–(b)	The information set forth under the captions “Questions and Answers About the Merger—Who Can Help Answer My Questions,” “Special Factors—Background of the Merger,” “Special Factors—Estimated Fees and Expenses,” “The Special Meeting—Who to Call for Assistance” and “The Special Meeting—Proxy Solicitation” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 15. Additional Information
Regulation M-A Item 1011

(b)	The information set forth in the Preliminary Proxy Statement and annexes thereto is incorporated herein by reference.

Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)	Preliminary Proxy Statement of Cablevision Systems Corporation (incorporated by reference to Cablevision’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 28, 2007).

(a)(2)	Form of Proxy Card (included as Appendix I of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated May 2, 2007 (incorporated by reference to Exhibit 99.1 to Cablevision’s Form 8-K, dated May 2, 2007 and filed May 2, 2007).

(c)(1)	Opinion of Lehman Brothers to the special committee of the board of directors of Cablevision, dated May 2, 2007 (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Opinion of Morgan Stanley to the special committee of the board of directors of Cablevision, dated May 2, 2007 (included as Annex D of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(3)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on December 8, 2006.

(c)(4)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on January 9, 2007.

(c)(5)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on January 16, 2007.

(c)(6)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on March 27, 2007.

(c)(7)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on April 30, 2007.

(c)(8)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors (as defined in the Preliminary Proxy Statement) on September 28, 2006.

(c)(9)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors on October 3, 2006.

(c)(10)	Materials presented by Merrill Lynch and Bear Stearns to the special committee of the board of directors of Cablevision and the Dolan Family Continuing Investors on October 19, 2006.

(c)(11)	Materials presented by Merrill Lynch and Bear Stearns to the special committee of the board of directors of Cablevision and the Dolan Family Continuing Investors on November 10, 2006.

(c)(12)	Materials presented by Merrill Lynch and Bear Stearns to the special committee of the board of directors of Cablevision and the Dolan Family Continuing Investors on December 20, 2006.

(c)(13)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors on January 24, 2007.

(c)(14)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors on April 2, 2007.

Exhibit No.	Description
(c)(15)	Materials presented by Stout Risius Ross, Inc., the plaintiffs’ representative in the Transactions Lawsuits (as defined in the Preliminary Proxy Statement) to the special committee of the board of directors of Cablevision on January 5, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of May 2, 2007, by and among Central Park Holding Company, LLC, Central Park Merger Sub, Inc. and Cablevision (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Exchange Agreement, dated as of May 2, 2007, among Central Park Holding Company, LLC and certain Cablevision stockholders named therein (included as Exhibit B to the Agreement and Plan of Merger in Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(3)	Guarantee, dated as of May 2, 2007, by Charles F. Dolan and James L. Dolan (each a guarantor) in favor of Cablevision (included as Exhibit D to the Agreement and Plan of Merger in Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(4)	Voting Agreement, dated as of May 2, 2007, by and among Cablevision and the Cablevision stockholders named therein (included as Exhibit C to the Agreement and Plan of Merger in Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(5)	Commitment letter, dated as of May 2, 2007 from lenders to Central Park Merger Sub, Inc. (incorporated by reference to Exhibit A to the Schedule 13 D/A filed with the Securities and Exchange Commission by Charles F. Dolan, et al. on May 2, 2007).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(g)	None.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CABLEVISION SYSTEMS CORPORATION
By:	/s/ Michael P. Huseby
	Name:	Michael P. Huseby
	Title:	Executive Vice President and Chief Financial Officer

CENTRAL PARK HOLDING COMPANY, LLC
By:	/s/ Charles F. Dolan
	Name:	Charles F. Dolan
	Title:	President

CENTRAL PARK MERGER SUB, INC.
By:	/s/ Charles F. Dolan
	Name:	Charles F. Dolan
	Title:	President

/s/ Charles F. Dolan
Charles F. Dolan

/s/ James L. Dolan
James L. Dolan

/s/ Thomas C. Dolan
Thomas C. Dolan

/s/ Patrick F. Dolan
Patrick F. Dolan

/s/ Deborah A. Dolan-Sweeney
Deborah A. Dolan-Sweeney

/s/ Marianne Dolan Weber
Marianne Dolan Weber

/s/ Kathleen Dolan
Kathleen Dolan, individually and as a Trustee of the Dolan Grandchildren Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

/s/ Paul J. Dolan
Paul J. Dolan, not individually, but solely as a Trustee of the Dolan Grandchildren Trust, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6

/s/ Mary S. Dolan
Mary S. Dolan, not individually, but solely as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

/s/ Matthew J. Dolan
Matthew J. Dolan, not individually, but solely as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

/s/ Lawrence J. Dolan
Lawrence J. Dolan, not individually, but solely as a Trustee of the Charles F. Dolan 2001 Family Trust

/s/ David M. Dolan
David M. Dolan, not individually, but solely as a Trustee of the Charles F. Dolan 2001 Family Trust

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Preliminary Proxy Statement of Cablevision Systems Corporation (incorporated by reference to Cablevision’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 28, 2007).

(a)(2)	Form of Proxy Card (included as Appendix I of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated May 2, 2007 (incorporated by reference to Exhibit 99.1 to Cablevision’s Form 8-K, dated May 2, 2007 and filed May 2, 2007).

(c)(1)	Opinion of Lehman Brothers to the special committee of the board of directors of Cablevision, dated May 2, 2007 (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Opinion of Morgan Stanley to the special committee of the board of directors of Cablevision, dated May 2, 2007 (included as Annex D of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(3)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on December 8, 2006.

(c)(4)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on January 9, 2007.

(c)(5)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on January 16, 2007.

(c)(6)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on March 27, 2007.

(c)(7)	Materials presented by Lehman Brothers and Morgan Stanley to the special committee of the board of directors of Cablevision on April 30, 2007.

(c)(8)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors (as defined in the Preliminary Proxy Statement) on September 28, 2006.

(c)(9)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors on October 3, 2006.

(c)(10)	Materials presented by Merrill Lynch and Bear Stearns to the special committee of the board of directors of Cablevision and the Dolan Family Continuing Investors on October 19, 2006.

(c)(11)	Materials presented by Merrill Lynch and Bear Stearns to the special committee of the board of directors of Cablevision and the Dolan Family Continuing Investors on November 10, 2006.

(c)(12)	Materials presented by Merrill Lynch and Bear Stearns to the special committee of the board of directors of Cablevision and the Dolan Family Continuing Investors on December 20, 2006.

(c)(13)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors on January 24, 2007.

(c)(14)	Materials presented by Merrill Lynch and Bear Stearns to the Dolan Family Continuing Investors on April 2, 2007.

(c)(15)	Materials presented by Stout Risius Ross, Inc., the plaintiffs’ representative in the Transactions Lawsuits (as defined in the Preliminary Proxy Statement) to the special committee of the board of directors of Cablevision on January 5, 2007.

Exhibit No.	Description
(d)(1)	Agreement and Plan of Merger, dated as of May 2, 2007, by and among Central Park Holding Company, LLC, Central Park Merger Sub, Inc. and Cablevision (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Exchange Agreement, dated as of May 2, 2007, among Central Park Holding Company, LLC and certain Cablevision stockholders named therein (included as Exhibit B to the Agreement and Plan of Merger in Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(3)	Guarantee, dated as of May 2, 2007, by Charles F. Dolan and James L. Dolan (each a guarantor) in favor of Cablevision (included as Exhibit D to the Agreement and Plan of Merger in Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(4)	Voting Agreement, dated as of May 2, 2007, by and among Cablevision and the Cablevision stockholders named therein (included as Exhibit C to the Agreement and Plan of Merger in Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(5)	Commitment letter, dated as of May 2, 2007 from lenders to Central Park Merger Sub, Inc. (incorporated by reference to Exhibit A to the Schedule 13 D/A filed with the Securities and Exchange Commission by Charles F. Dolan, et al. on May 2, 2007).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(g)	None.